UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13D (Rule 13d-101)

Under the Securities Exchange Act of 1934 (Amendment No. 16)*

TD Ameritrade Holding Corporation
(Name of Issuer)

Common Stock, $.01 Par Value per share
(Title of Class of Securities)

87236Y 108
(CUSIP Number)

J. Joe Ricketts
Marlene M. Ricketts
TD Ameritrade Holding Corporation
200 South 108th Avenue
Omaha, Nebraska 68154

with a copy to:
Alan L. Dye
Hogan Lovells US LLP
555 Thirteenth Street, NW
Washington, D.C. 20007
(202) 637-5737
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 24, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	87236Y 108	13D

1		NAMES OF REPORTING PERSONS:

J. Joe Ricketts
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐
(b) ☒

3		SEC USE ONLY:

4		SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:

36,174,906

	8	SHARED VOTING POWER:

-0-

	9	SOLE DISPOSITIVE POWER:

36,174,906

	10	SHARED DISPOSITIVE POWER:

-0-

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

36,174,906

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☒[1]

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.8%[2]

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

1	Each of J. Joe Ricketts and Marlene M. Ricketts disclaims beneficial ownership of all shares held by the J. Joe Ricketts 1996 Dynasty Trust and the Marlene M. Ricketts 1994 Dynasty Trust, and each of the trusts disclaims beneficial ownership of the shares held by J. Joe Ricketts and Marlene M. Ricketts.

2	Based on 536,658,111 shares of Common Stock outstanding as of November 6, 2015 as reported by TD Ameritrade in its Annual Report on Form 10-K for the fiscal year ended September 30, 2015.

CUSIP NO.	87236Y 108	13D

1		NAMES OF REPORTING PERSONS:

Marlene M. Ricketts
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐
(b) ☒

3		SEC USE ONLY:

4		SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:

13,873,725

	8	SHARED VOTING POWER:

-0-

	9	SOLE DISPOSITIVE POWER:

13,873,725

	10	SHARED DISPOSITIVE POWER:

-0-

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

13,873,725

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☒[3]

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.6%[4]

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

3	Each of J. Joe Ricketts and Marlene M. Ricketts disclaims beneficial ownership of all shares held by the J. Joe Ricketts 1996 Dynasty Trust and the Marlene M. Ricketts 1994 Dynasty Trust, and each of the trusts disclaims beneficial ownership of the shares held by J. Joe Ricketts and Marlene M. Ricketts.

4	Based on 536,658,111 shares of Common Stock outstanding as of November 6, 2015 as reported by TD Ameritrade in its Annual Report on Form 10-K for the fiscal year ended September 30, 2015.

CUSIP NO.	87236Y 108	13D

1		NAMES OF REPORTING PERSONS:

J. Joe Ricketts 1996 Dynasty Trust
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐
(b) ☒

3		SEC USE ONLY:

4		SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:

8,186,688

	8	SHARED VOTING POWER:

-0-

	9	SOLE DISPOSITIVE POWER:

8,186,688

	10	SHARED DISPOSITIVE POWER:

-0-

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,186,688

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☒[5]

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.5%[6]

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO - Trust

5	Each of J. Joe Ricketts and Marlene M. Ricketts disclaims beneficial ownership of all shares held by the J. Joe Ricketts 1996 Dynasty Trust and the Marlene M. Ricketts 1994 Dynasty Trust, and each of the trusts disclaims beneficial ownership of the shares held by J. Joe Ricketts and Marlene M. Ricketts.

6	Based on 536,658,111 shares of Common Stock outstanding as of November 6, 2015 as reported by TD Ameritrade in its Annual Report on Form 10-K for the fiscal year ended September 30, 2015.

CUSIP NO.	87236Y 108	13D

1		NAMES OF REPORTING PERSONS:

Marlene M. Ricketts 1994 Dynasty Trust
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐
(b) ☒

3		SEC USE ONLY:

4		SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:

1,186,112

	8	SHARED VOTING POWER:

-0-

	9	SOLE DISPOSITIVE POWER:

1,186,112

	10	SHARED DISPOSITIVE POWER:

-0-

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,186,112

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☒[7]

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.2%[8]

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO - Trust

7	Each of J. Joe Ricketts and Marlene M. Ricketts disclaims beneficial ownership of all shares held by the J. Joe Ricketts 1996 Dynasty Trust and the Marlene M. Ricketts 1994 Dynasty Trust, and each of the trusts disclaims beneficial ownership of the shares held by J. Joe Ricketts and Marlene M. Ricketts.

8	Based on 536,658,111 shares of Common Stock outstanding as of November 6, 2015 as reported by TD Ameritrade in its Annual Report on Form 10-K for the fiscal year ended September 30, 2015.

    This Amendment No. 16 hereby amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on January 25, 2006, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on March 10, 2006, Amendment No. 2 to Schedule 13D filed with the SEC on August 16, 2006, Amendment No. 3 to Schedule 13D filed with the SEC on February 25, 2009, Amendment No. 4 to Schedule 13D filed with the SEC on August 11, 2009, Amendment No. 5 to Schedule 13D filed with the SEC on October 23, 2009, Amendment No. 6 to Schedule 13D filed with the SEC on August 17, 2010, Amendment No. 7 to Schedule 13D filed with the SEC on July 12, 2013, Amendment No. 8 to Schedule 13D filed with the SEC on October 10, 2013, Amendment No. 9 to Schedule 13D filed with the SEC on March 10, 2014, Amendment No. 10 to Schedule 13D filed with the SEC on March 17, 2014, Amendment No. 11 to Schedule 13D filed with the SEC on March 21, 2014, Amendment No. 12 to Schedule 13D filed with the SEC on December 23, 2014, Amendment No. 13 to Schedule 13D filed with the SEC on February 10, 2015, Amendment No. 14 to Schedule 13D filed with the SEC on June 17, 2015 and Amendment No. 15 to Schedule 13D filed with the SEC on December 1, 2015 (as it may be amended from time to time hereafter, the "Statement"), in each case filed by the Reporting Persons with respect to the Common Stock, $0.01 par value (the "Common Stock"), of TD Ameritrade Holding Corporation, a Delaware corporation ("TD Ameritrade" or the "Issuer"). Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 16 shall have the respective meanings herein as are given to such terms in the Statement.

Item 5. Interest in Securities of the Issuer

    Item 5 of the Statement is hereby amended and restated in its entirety as follows:

    (a) and (b) The following table sets forth the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons individually and by all of the Reporting Persons together. The percentage of shares of Common Stock beneficially owned was determined based on 536,658,111 shares of Common Stock outstanding as of November 6, 2015 (as reported by TD Ameritrade in its Annual Report on Form 10-K for the fiscal year ended September 30, 2015).  Each Reporting Person has the sole power to vote and dispose of the shares of Common Stock shown below as being held by such Reporting Person.

Name	Number of Shares	Percent
J. Joe Ricketts(1)	36,174,906	6.8%
Marlene M. Ricketts(2)	13,873,725	2.6%
J. Joe Ricketts 1996 Dynasty Trust(3)(4)	8,186,688	1.5%
Marlene M. Ricketts 1994 Dynasty Trust(4)	1,186,112	0.2%
Total:	59,421,431	11.1%

(1)	The shares do not include shares held by Marlene M. Ricketts, his spouse.
(2)	The shares do not include shares held by J. Joe Ricketts, her spouse.
(3)
The J. Joe Ricketts 1996 Dynasty Trust is composed of two trusts having identical terms. One of the trusts beneficially owns 4,852,334 shares and the other beneficially owns 3,334,354 shares. The trustee of both trusts is RPTC Inc.

(4)	The trustee of the J. Joe Ricketts 1996 Dynasty Trust and the Marlene M. Ricketts 1994 Dynasty Trust is RPTC Inc.

    Each of J. Joe Ricketts and Marlene M. Ricketts disclaims beneficial ownership of all shares held by the J. Joe Ricketts 1996 Dynasty Trust and the Marlene M. Ricketts 1994 Dynasty Trust, and each of the trusts disclaims beneficial ownership of the shares held by J. Joe Ricketts and Marlene M. Ricketts.

    (c) The disclosure in Item 6 below is incorporated by reference herein.  Except as described in Item 6, none of the Reporting Persons has engaged in any transaction in the Issuer's securities since the filing of Amendment No. 15 to Schedule 13D on December 1, 2015.

    (d) Not applicable.

    (e) As described in Item 6 below, from and after January 24, 2016, the Reporting Persons no longer constitute a "group" with the TD Entities (as defined below) or with each other. As a result, because neither Marlene M. Ricketts, the J. Joe Ricketts 1996 Dynasty Trust nor the Marlene M. Ricketts 1994 Dynasty Trust is individually a beneficial owner of more than five percent of the outstanding shares of Common Stock, none of those three Reporting Persons is, as of January 24, 2016, subject to the reporting requirements of Section 13(d) or (g) of the Securities Exchange Act of 1934 (the "Act"). From and after the date hereof, J. Joe Ricketts will cease reporting his beneficial ownership of Common Stock on Schedule 13D, and instead will report his ownership and related information on Schedule 13G.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

        Item 6 of the Statement is hereby amended and supplemented as follows:

        As described in Item 6 of the Statement as amended by Amendment No. 9 thereto filed on March 10, 2014, on December 4, 2013, the Issuer, The Toronto-Dominion Bank ("TD"), TD Luxembourg International Holdings S.a.r.l. ("TD LIH" and, together with TD, the "TD Entities") and each of the Reporting Persons entered into Amendment No. 5 to the Stockholders Agreement, dated as of June 22, 2005, among the Issuer, the TD Entities and each of the Reporting Persons (as amended, the "Stockholders Agreement").  In accordance with such Amendment No. 5, the Reporting Persons ceased to be parties to the Stockholders Agreement effective as of January 24, 2016, and their rights and obligations thereunder, including their obligation to vote their shares of Common Stock in favor of the election of the Issuer's directors nominated pursuant to the Stockholder Agreement, also terminated.  Accordingly, from and after January 24, 2016, the Reporting Persons no longer constitute a "group" with the TD Entities or with each other for purposes of Section 13(d) or (g) of the Act or for any other purpose.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  February 3, 2016

/s/ J. Joe Ricketts
J. Joe Ricketts, individually
/s/ Marlene M. Ricketts
Marlene M. Ricketts, individually
J. JOE RICKETTS 1996 DYNASTY TRUST By: RPTC Inc., as trustee
By: /s/ Alfred Levitt
Alfred, Levitt, trust officer
MARLENE M. RICKETTS 1994 DYNASTY TRUST By: RPTC Inc., as trustee
By: /s/ Alfred Levitt
Alfred Levitt, trust officer